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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                             (Amendment No.      )*
                                           ------

                           Amarillo Biosciences, Inc.
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  02301P 10 6
             ------------------------------------------------------
                                 (CUSIP Number)
        Naoya Bessho, Manager, Licensing & Business Development Division,
        Mochida Pharmaceutical Co., Ltd., 7 Yotsuya 1-chome, Shinjuku-ku,
        Tokyo 160, Japan, 81-3-3225-5451
- -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                August 13, 1996
             ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                               Page 1 of 7 Pages












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


                                SCHEDULE 13D

CUSIP NO. 02301P 10 6                           PAGE 2 OF 7 PAGES

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Mochida Pharmaceutical Co., Ltd.
- ------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                     (b) [ ]
        Not applicable
- ------------------------------------------------------------------------------
3.     SEC USE ONLY
- ------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*                                                 WC
- ------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

        Not applicable
- ------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION                              Japan
- ------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                          300,000
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                 Not applicable
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                     300,000
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER             Not applicable
- ------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                                 300,000
- ------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                          [ ]

       Not applicable
- ------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  5.9%
- ------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                            CO**
- -------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 7 Pages






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         ADDITIONAL ITEMS FOR SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock par value US$0.01 per share (the "Common Stock"), of Amarillo Biosciences, Inc. (the "Issuer"), whose principal executive offices are located at 800 West 9th Avenue, Amarillo, Texas 79101.

ITEM 2. IDENTITY AND BACKGROUND

Mochida Pharmaceutical Co., Ltd., a Japan corporation ("Mochida"), is engaged in the business of developing and marketing, among other things, ethical drugs, diagnostic reagents, skin care products and medical electronics and equipment. Its principal offices are located at 7, Yotsuya 1-chome, Shinjuku-ku, Tokyo 160, Japan. Its executive officers and directors are as follows:

        CHAIRMAN

                        Ei Mochida, Ph.D.

        PRESIDENT

                        Susumu Watanabe

        SENIOR EXECUTIVE VICE PRESIDENTS

                        Noboru Aizawa, M.D.
                        Kiyoshi Yamaguchi

        SENIOR EXECUTIVE MANAGING DIRECTOR

                        Kenji Yoshizumi

        EXECUTIVE DIRECTORS

                        Yasuyuki Kunihiro
                        Hiroyuki Hashizume, M.D.
                        Kazuo Okazaki
                        Junsuke Deguchi
                        Hiroshi Kosuzume, M.D.
                        Masahiro Nobuhara, Ph.D.
                        Morio Koshimizu
                        Tetsuo Nakajima

                               Page 3 of 7 Pages





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Information herein with respect to the executive officers and directors of
Mochida is given to the best of Mochida's knowledge. The business address for each of the above-listed executive officers and directors (all of whose principal occupations are with Mochida) are the same as Mochida and each is a national of Japan. Neither Mochida nor any of the above-listed persons has been convicted in a criminal proceeding (excluding minor traffic violations and similar misdemeanors) or is or has been subject to a judgment, decree or trial order enjoining violations of or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws during the last five years.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of funds used in making the purchase is Mochida's working capital. The amount of funds used is US$1,500,000.00.

ITEM 4. PURPOSE OF TRANSACTION

        The securities which are the subject of this statement were acquired by Mochida solely for investment purposes.

(a)-(c) Neither Mochida nor any executive officer or director has any present plans or proposals with respect to the Issuer which relate to or would result in any of the events specified in paragraphs (a) through (c) of
        Item 4 of Schedule 13D.

(d) Mochida and Issuer are discussing the possibility of Mochida designating one director for Issuer's board of directors and Issuer nominating and using its best efforts to have elected such designee, thereby increasing the number of Issuer's directors from the present seven to eight. The proposed Mochida designee is Naoyuki Mochida, who has been the General Manager of Mochida's Development Planning Department since April 1996. If Mochida and Issuer agree on this proposal, it is contemplated that Mr. Mochida would become a director of Issuer at Issuer's next annual meeting of shareholders, in or around May 1997.

(e)-(j) Neither Mochida nor any executive officer or director has any present plans or proposals with respect to the Issuer which relate to or would result in any of the events specified in paragraphs (e) through (j) of
        Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(c) According to the final prospectus of the Issuer relating to its offering of 2,000,000 shares of Common Stock dated August 7, 1996, there are 5,114,232 shares of Common Stock outstanding. Mochida has sole voting and sole dispositive power with respect to 300,000 shares of Common Stock which it beneficially owns, which amount constitutes approximately 5.9% of the outstanding shares of Common Stock.

                                       Page 4 of 7 Pages





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        On August 13, 1996, Mochida acquired the 300,000 shares of common stock which are the subject of this statement at US$5.00 per share. The shares were acquired in the Issuer's initial public offering. Payment of the US$1,500,000.00 amount was made by wire transfer.

(d)-(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Mochida's proposed Letter of Intent relating to the matter disclosed in Item 4, paragraph (d), is exhibited hereto and filed herewith.


                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: August 21, 1996

                                        MOCHIDA PHARMACEUTICAL CO., LTD.

                                        /s/ EI MOCHIDA
                                        ---------------------------------
                                        Ei Mochida
                                        Chairman



                               Page 5 of 7 Pages









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                                LETTER OF INTENT

        Amarillo Bioscience, Inc., a US corporation having its principal office at 800 West 9th Avenue, Amarillo, Texas 70101, United States (hereinafter referred to as "ABIO"), and Mochida Pharmaceutical Co., Ltd., a Japanese corporation having its registered office at 7, Yotsuya 1-chome, Shinjuku-ku, Tokyo 160, Japan (hereinafter referred to as "MOCHIDA"), hereby confirm that both parties have an intention to negotiate on the following items in good faith and enter into an Agreement(s) as soon as practicably possible.

                                     ITEMS

1. MARKETING AGREEMENT

        Both parties shall discuss terms and conditions of an agreement(s) with respect to the marketing of the low dose interferon alpha preparation manufactured by MOCHIDA in Asia, including but not limited to a scheme of collaboration, grant of license, the exact territory and role of both parties.

2. EXCHANGE OF TECHNICAL DATA AND/OR INFORMATION

        Soon after the conclusion of the basic structure of Marketing Agreement between the parties, both parties shall discuss collaboration agreement in development and research. Such agreement shall include the exchange of both parties technical information and the basic research.

3. DIRECTOR AND MEMBER OF SCIENTIFIC ADVISORY BOARD

        As a basis of collaboration, ABIO will cooperate to recommend a candidate as a director designated by MOCHIDA at the annual meeting of shareholders and accept a MOCHIDA scientist as

                               Pages 6 of 7 Pages





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a member of Scientific Advisory Board.

        IN WITNESS WHEREOF, the parties have caused this Letter of Intent to be executed by their duly authorized officers in duplicate on the date below.


        Amarillo Bioscience, Inc.

        By:
           ----------------------------------
        Name:  Joseph M. Cummins, DVM, Ph.D.
        Title: President & CEO
        Date:


        MOCHIDA PHARMACEUTICAL CO., LTD.

        By:
           ----------------------------------
        Name:  Hiroyuki Hashizume, M.D.
        Title: Executive Director, Licensing & Business Development Division
        Date:


                               Page 7 of 7 Pages